Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES

(dollars in thousands)

	Twelve Months Ended December 31,			Four Months Ended December 31,		Twelve Months Ended August 31,
	2017	2016	2015	2014	2013	2014	2013
					(unaudited)

Net loss	$(87)	$(6,353)	$(1,609)	$(410)	$(12)	$(652)	$(45)
Interest expense[1]	7,435	4,139	1,519	455	-	299	-
Earnings before combined fixed charges and preferred dividends	$7,348	$(2,214)	$(90)	$45	$(12)	$(353)	$(45)

Preferred dividends	(1,714)	-	-	-	-	-	-
Earnings before combined fixed charges	$5,634	$(2,214)	$(90)	$45	$(12)	$(353)	$(45)

Interest expense[1]	7,435	4,139	1,519	455	-	299	-
Total combined fixed charges	$7,435	$4,139	$1,519	$455	$-	$299	$-

Preferred dividends	1,714	-	-	-	-	-	-
Total combined fixed charges and preferred dividends	$9,149	$4,139	$1,519	$455	$-	$299	$-

Ratio of earnings before combined fixed charges to total combined fixed charges	0.76	-	-	0.10	-	-	-

Ratio of earnings before combined fixed charges and preferred dividends to total combined fixed charges and preferred dividends	0.80	-	-	0.10	-	-	-

1 Interest expense includes the amortization of deferred financing costs.